

40-33
811-6463
(AIM Int'l Fund)
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
NOV 08 2005
WASH. D.C.
209
SECTION


05072726

November 2, 2005

**VIA CERTIFIED MAIL/RRR** PROCESSED

Securities and Exchange Commission DEC 02 2005
450 Fifth Street
Washington, D.C. 20549 THOMSON FINANCIAL

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

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110205 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Stipulation and Agreed Order Granting Leave to File Second Amended Complaint and Setting Briefing Deadline** and **Second Consolidated Amended Complaint** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

| | | |
|---|---|---|
| RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated, | § | Civil Action No. 04cv2587 (Consolidated) |
| Plaintiff, | § | Judge Keith P. Ellison |
| vs. | § | |
| A I M **MANAGEMENT GROUP, INC.**, et al., | § | |
| Defendants. | § | |

**STIPULATION AND AGREED ORDER GRANTING LEAVE TO FILE SECOND AMENDED COMPLAINT AND SETTING BRIEFING DEADLINE**

The Parties, in an effort to compromise on certain issues and take into consideration scheduling conflicts of the respective counsel in this case, enter into this Stipulation and Agreed Order Granting Leave to Plaintiffs to File their Second Amended Complaint and Setting a Deadline by which Defendants may move, answer or otherwise plead in response thereto and, if any Defendant files a motion in response to the Second Amended Complaint, Setting a Briefing Schedule for the Parties ("Stipulation and Agreed Order"). The Court, having considered the Stipulation and Agreed Order, is of the opinion it has merit and, in all respects, shall be GRANTED; it is therefore

ORDERED that Plaintiffs shall file their proposed Second Amended Complaint with the clerk of the Court on or before November 1, 2005; it is further

ORDERED that Plaintiffs are permitted to file their proposed Second Amended Complaint in the Court's open records and need not file it under seal; it is further

ORDERED that the deadline for all Defendants, with the exception of the Funds Group (as defined below) to move, answer or otherwise plead in response to the Second Amended Complaint shall be on or before December 15, 2005; it is further

ORDERED that each of the individual investment funds themselves that have been listed as parties to this action (the "Funds Group") are nominal parties and need not move, answer or otherwise plead in response to the Second Amended Complaint or any subsequent pleading unless their direct participation is required by Plaintiffs, at which point Plaintiffs shall provide written notice that a member of the Funds Group's participation is required to counsel for Defendants and the fund or funds notified shall have sixty (60) days to file the necessary response or papers, or the particular fund elects to voluntarily participate or file a pleading; it is further

ORDERED that, in the event any or all Defendants file a motion or pleading in response to the Second Amended Complaint to which a response from Plaintiffs is required, the deadline for Plaintiffs to respond to such a motion or pleading shall be on or before February 1, 2006; it is further

ORDERED that Defendants' deadline to file a reply to Plaintiffs' response shall be on or before February 15,2006.

Ordered on this 1st day of November 2005.



UNITED STATES DISTRICT JUDGE
HONORABLE KEITH P. ELLISON

SO STIPULATED AND AGREED:



By: Carolyn Courville

Michael R. Reese, Esq.
MILBERG WEISS BERSHAD
& SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212)868-1229

Stephen D. Susman, Esq.
Carolyn Courville, Esq.
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone: (713) 651-9366
Facsimile: (713)654-6666

Robert S. Gans, Esq.
Jerald D. Bien-Willner, Esq.
BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

COUNSEL FOR PLAINTIFFS

By: 
Charles S. Kelley

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

Charles Kelley, Esq.
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

Michael K. Oldham, Esq.
GIBBS & BRUNS LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

COUNSEL FOR FOR DEFENDANTS A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., A I M ADVISORS, INC., A I M DISTRIBUTORS, INC., INVESCO DISTRIBUTORS, INC., ROBERT H GRAHAM, and MARK H. WILLIAMSON

By: 
Paul Flack

Paul D. Flack, Esq.
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

COUNSEL FOR DEFENDANTS FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS PENNOCK, RUTH H. QUIGLEY, LOUIS SKLAR, FRED DEERING, VICTOR ANDREWS, BOB BAKER, LAWRENCE BUDNER, JAMES BUNCH, GERALD LEWIS, JOHN McINTYRE, and LARRY SOLL